Dynegy Inc. 601 Travis Street, Suite 1400 Houston, Texas 77002 Phone 713.507.6400

February 19, 2014

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom

Re:                             Dynegy Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 23, 2014

File No. 333-192732

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 7, 2013

File No. 001-33443

Dear  Ms. Ransom:

On behalf of Dynegy Inc. (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2014, containing comments on the above-referenced filings.

The Staff’s letter requested that the Company respond within 10 business days, which would be February 24, 2014. In a telephone conversation with Liz Walsh of the Staff on February 19, 2014, the Company requested additional time to provide a response to the Staff’s letter in order to allow the Company sufficient time to adequately address the comments raised by the Staff. Accordingly, this letter hereby confirms that the Company plans to provide a response to the Staff’s letter on or before March 4, 2014.

Thank you for this courtesy. If you have any questions concerning the foregoing, please do not hesitate to contact me directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Heidi D. Lewis
Name:	Heidi D. Lewis, Esq.
Title:	Vice President & Group General Counsel- Corporate, Dynegy Inc.

cc:                                Robert C. Flexon, President and Chief Executive Officer, Dynegy Inc.

David Johansen, Esq., Partner, White & Case LLP